UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2000

or

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d)
   OF THE SECURITIES EXCHANGE ACT OF

Commission File
No. 33-43030

TCF EMPLOYEES STOCK PURCHASE PLAN
(Full title of the plan)

TCF FINANCIAL CORPORATION
(Name of issuer of the securities held pursuant to the plan)

200 Lake Street East, Mail Code EX0-03-A, Wayzata, Minnesota 55391-1693
(Address and zip code of principal executive office)

REQUIRED INFORMATION

             The TCF Employees Stock Purchase Plan of TCF Financial Corporation, formerly sponsored by TCF National Bank, is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplementary schedules of the TCF Employees Stock Purchase Plan of TCF Financial Corporation, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 99 to this Form 11-K and are incorporated herein by reference.

SIGNATURES

             The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TCF Financial Corporation
(Plan Sponsor and Plan Administrator of
the TCF Employees Stock Purchase Plan)

By /s/ Gregory J. Pulles
Gregory J. Pulles
Executive Vice President

By /s/ David M. Stautz
David M. Stautz
Senior Vice President, Controller
and Assistant Treasurer

Date:  June 28, 2001

TCF Employees Stock Purchase Plan

Index to Exhibits
For Form 11-K

Exhibit Number	Description	Sequentially Numbered Page
23	Consent of KPMG LLP dated June 28, 2001

99	Financial statements and supplementary schedules